SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 17th December 2002

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

17th September 2002

Six Continents Employee Profit Share Scheme

The Six Continents Profit Share Scheme Trustee Limited on 16th December 2002 sold 12,176 unallocated ordinary shares of Six Continents PLC at 538.5p per share.

The Six Continents Employee Profit Share Scheme (“the Scheme”) is a “closed” scheme and no longer requires the unallocated shares. Executive directors of Six Continents PLC as participants in the Scheme were technically deemed to be interested in the shares sold.

The Scheme Trustee now holds nil unallocated ordinary shares in Six Continents PLC and a total of 3,535,038 such shares allocated on behalf of specific participants.

M J N Bridge
Deputy Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	17th September 2002